Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi’an, Shaanxi 710068
People’s Republic of China

November 19, 2009

Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Re: Bodisen Biotech, Inc.
Form 10-K for the year ended Dec. 31, 2008
Form 10-K/A for the year ended December 31, 2008 File No. 000-31539

Ladies and Gentlemen:

Bodisen Biotech, Inc. (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated September 22, 2009.  Set forth below is the Company’s responses to comments.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Management's Discussion and Analysis
Results of operations, page 18

1.
Reference is made to your response to our prior comment 2. To facilitate the reader's understanding of your company, information similar to that provided to the staff should be included in your MD&A disclosures in future filings, as appropriate. The form and content of your response would be suitable for inclusion in a comparative discussion of revenues. It is clearer and more detailed than the revenue discussion in your current filing.

Response:

We note the Staff’s comment and will include information in our MD&A in future filings that is similar to the information provided to the Staff in our response to comment 2 of the prior SEC comment letter.

2.
We note your response to our previous comment 4 and the related changes to your document. Further, we note your disclosure that bad debt recoveries in 2008 were approximately $3,300,000. However, it appears that the change in general and administrative expenses as a result of this reclassification was only $1,879,558. We assume that some of the $3.3 million in bad debt recoveries were previously classified as operating expenses. If our assumption is correct, please confirm. In addition, please explain how you distinguished between the bad debt recoveries previously classified as non-operating income and those apparently classified within operations. Alternatively, please explain this numerical discrepancy and clarify your disclosure.

Response:

See the table in the response to comment 3 below.  The actual bad debt recovery for 2008 was $3.6 million not $3.3 million are previously disclosed in the 10-K.  Originally, we classified the net recoveries of $1,879,558 ($3,668,251 of recoveries less $1,788,693 of bad debt expense) as other income.  In the 10-K/A this amount was reclassified as a component of general and administrative expense.  The difference between the $3.3 million and the $1.9 million is the gross versus net amounts.

Note 2— Summary of Significant Accounting Policies
Accounts Receivable, page F-7

3.
The schedules of accounts receivable that you provided as Exhibits A and B in response to our previous comment 5 did not show the age of the receivable, or indicate the accounts for which an allowance was established at the respective dates, as requested. Please revise these schedules to provide this information. In addition, we request a rollforward schedule of your allowance for doubtful accounts, which shows the beginning balance, additions, collections, write offs and other activity for each period.

Response:

Attached as Exhibit 1 is the accounts receivable detail that shows the accounts that the allowance was provided for.

Below is a rollforward of the accounts receivable and allowance for doubtful accounts balances from December 31, 2007 to December 31, 2008:

	Accounts	for Doubtful
	Receivable	Accounts	Net

Balance, December 31, 2007	$26,065,741	$(25,447,689)	$618,052
2008 sales	7,594,458	-	7,594,458
Write off of A/R balance	(17,498,431)	17,498,431	-
Exchange for ownership in Jiali	(3,291,264)	-	(3,291,264)
Cash collected	(6,081,197)	-	(6,081,197)
Increase in AR reserve	-	(1,788,693)	(1,788,693)
Bad debt recoveries	-	3,668,251	3,668,251
Balance, December 31, 2008	$6,789,307	$(6,069,700)	$719,607

4.
As a related matter, we note that your stated revenue recognition policy represents that you recognize revenue when "collectability" is reasonably assured. Given the apparent unpredictability of the recoverability of your receivables in recent periods, please tell us why you believe that you comply with SAB Topic 13-A-1 at the date of shipment to customer. Discuss the consideration given to FASB ASC 605-10-25-3 through 25-4. Support your apparent conclusion that you have a reasonable basis for estimating the degree of collectability.

Response:

Historically, we have sold our fertilizer products to farmers at the beginning of a growing season and have received payment from the farmers after the crops are harvested.  This time period from the time we sell our product until the time we are paid can expend beyond six months.  We generally have not experienced significant collection problems and have recognized revenue at the time we deliver our products to our customers since we believe that collectability is reasonable assured.

In the most recent few years, due to some bad weather in China and the general downturn of the global economy, we have experienced collection problems from some of our customers.  We have evaluated those customers to which we sell our products on a regular basis and currently believe that they will have the ability to pay us for the products we sell to them and have therefore, continued to recognize revenue at the time our products are delivered to our customers.  Based on the long history we have with our customers, we believe that we have a reasonable basis for determining the collectability of our receivables and therefore, do not believe that using the installment method for revenue recognition is appropriate.

Note 10 — Employee Welfare Plans, page F-16

5.	Based upon your response to our previous comment 11, consideration should be given to revising your disclosure in future filings to state that your contributions to the plan are voluntary.

Response:

We will revise further filings to indicate that the contributions to the Employee Welfare Plan are voluntary.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2009

Note 5— Marketable Security, page 12

6.
We note that at year end you disclosed that the value of the marketable security was determined using the securities quoted market price from the stock exchange on which the security is traded, normally considered to be a Level 1 input. Please explain why you consider these inputs to be Level 2 inputs, or revise your disclosure accordingly.

Response:

We incorrectly classified this marketable security as a Level 2 input in our June 30, 2009 Form 10-Q.  We agree that our marketable security should be a Level 1 input and will reflect it as such in all future filings.  The misclassification of this marketable security did not have any impact on our previously reported net income.

Management's Discussion and Analysis
Results of operations, page 19

7.
In your discussion of operating expenses, you state that the reduction in both selling and general and administrative expenses were due to the reduction in revenues during the past few years. Please expand your disclosure to detail the types of expenses that were reduced and the specific reasons for those reductions. For example, if you reduced the size of your staff during this time, you may have seen related reductions in payroll expenses. In addition, it was noted that the reduction in operating expenses was disproportionate to the decline in revenues. Therefore, your discussion should also explain whether the results for the periods under discussion represent a trend that can be expected to continue into future periods, and the, reasons for your expectations.

Response:

We note the Staff’s comments and will expand our discussions in the results of operations section of the MD&A in future filings.

Financial Statements

8.
Reference is made to your discussion of non-operating expenses. As explained in our previous comment 4, it does not appear appropriate to include bad debt recoveries as a non-operating expense. In addition, we note you have corrected your accounting for these bad debt recoveries at Dec. 31, 2008. Please revise accordingly for all periods or tell us why these specific recoveries differ from those presented in prior filings. We would generally expect your accounting methodologies and classifications to be consistent from period to period.

Response:

We amended our December 31, 2008 Form 10-K and our March 31, 2009 Form 10-Q to show the recovery of bad debts as a component operating income as requested in the prior SEC comment letter.  We agree that this is the proper presentation for bad debt recoveries.  In all future filings, we will classify these bad debt recoveries, if any, as a component of operating income.  We will also reclassify prior year information presented in current year filings to conform to this presentation.

Other Long-term Assets, page 12

9.
Reference is made to your fiscal 2008 investment in "a Chinese company." In view of the significance of your equity income from this investment relative to pretax loss, you are subject to the disclosure requirements of Rule 8-03 (b) (3) of Regulation S-X with regard to your interim and annual financial statements on an ongoing basis. Please revise your Form 10-Q to provide this information. In addition, your future annual financial statements should include the disclosures required by FASB ASC 323-10-50-3c.

Response:

We have included the disclosure information required by FASB ASC 323-10-50-3c in our Form 10-Q for the quarterly period ended September 30, 2009 and will continue to disclose this required information in all future filings as long as we still hold this investment.

10.
As a related matter, your MD&A section should address the nature of, and business reasons for, this investment. On an ongoing basis, please briefly discuss the business reasons for significant variances in your equity income from this investment.

Response:

In our Form 10-Q for the quarterly period ended September 30, 2009, we have discussed the nature of and the business reasons for this investment.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the finding; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-87074957 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Bo Chen
Bo Chen
Chief Executive Officer

Exhibit 1

	A/R Balance
Customer	12/31/2008	Allowance

Bai Zhong Xiao	$74,030.69	$55,702.58
Chai Cheng Min	37,715.10	22,553.14
Chen Hui Kai	17,772.71	(25,080.64)
Chen Lan Bo	202,839.16	202,839.16
Chen Yun Xia	11,625.24	11,625.24
Cheng Shuan Kui	60,859.58	60,859.58
Dong Chao	12,558.31	12,558.31
Du Fu An	22,379.09	22,379.09
Fu Min Hui	24,675.82	24,675.82
Gax Xi Gang	601,441.19	414,236.96
Guo Yu Cun	46,785.56	12,581.15
Han Shu Zhi	6,234.46	6,234.46
He Jia Ke	33,571.27	33,571.27
Huang Zong Xian	0.88	0.03
Jia Jin Ku	97,516.81	97,516.81
Jia Li Hua	10,153.02	10,153.02
Kang Jing Yuan	(286,065.00)	(8,581.95)
Li Cai Xia	16,468.54	16,468.54
Li Chao Yi	96,211.95	96,211.95
Li Da Peng	48,561.51	48,561.51
Li Guo Shou	8,501.27	8,501.27
Li Hong Bin	8,948.70	268.46
Li Hong Wei	38,451.54	38,451.54
Li Hong Wei	24,597.92	18,480.53
Li Xiao Qing	64,717.78	64,717.78
Li Yan Kun	73,926.24	73,926.24
Li Zong Rong	140,031.02	140,031.02
Liu Shao Ying	9,672.52	9,672.52
Lu Jian Zhou	124,648.06	92,986.53
Lu Kai Liang	96,675.30	96,675.30
Lu Rui Ping	96,223.92	96,223.92
Luo Qing Zhi	184,669.63	132,951.06
Ma Lan Ting	115,681.77	72,352.43
Ma Xin Cheng	86,186.25	86,186.25
Mei Xiao Yong	(96,653.30)	(2,899.60)
Qian Dong Sheng	133,116.17	54,161.00
Qiao Jiang Feng	97,182.00	97,182.00
Qin Geng Qian	72,997.58	72,997.58
Ren Zheng Junl	22,335.08	22,335.08
Shan Xi Lu Feng Nong Ye Wu Zi You Xian Gong Si	1,596,106.58	(1,134,929.79)
Shen Ju Hua	19,973.21	15,362.72
Shi Hong Bin	7,606.40	7,606.40
Shi Xue Xia	64,950.76	64,950.76

Song Guang Wei	27,542.93	27,542.93
Sun Yue Xiang	127,470.56	122,917.00
Tuo Wan Fu	10,047.48	301.42
Wan Wen Pin	8,156.52	8,156.52
Wang Bo	31,751.75	31,751.75
Wang Jin Cai	49,151.84	42,421.09
Wang Shuang Hu	63,472.54	39,492.46
Wang Xiao Junl	7,261.65	7,261.65
Wang Yong De	113,793.84	70,440.34
Wang Yun Zhou	22,747.89	682.44
Wei You Li	67,627.85	67,627.85
Wu Geng Wen	115,644.78	115,644.78
Wu Ji Gang	87,878.43	64,862.99
Wu Zong Qi	12,451.90	6,546.49
Xiong Bao Ming	36,539.30	32,839.53
Yan Jie	100,526.47	100,526.47
Yan Lu Qi	81,618.01	73,933.87
Yang Fa Rong	1,653.46	49.60
Yang Shu Qian	57,088.31	54,064.45
Yang Xiao Feng	130,373.32	114,065.85
Yao Liamg Hua	70,217.88	70,217.88
Zhang Ai Junl	8,948.70	8,948.70
Zhang Hong Xing	90,316.18	90,316.18
Zhang Jian Hua	12,408.22	1,992.52
Zhang Junl Xiao	4,107.60	123.23
Zhang Shi Zhong	106,030.07	3,180.90
Zhang Shuan Qun	9,711.54	9,711.54
Zhang Wei Min	215,128.92	159,356.99
Zhang Xin Ping	79,643.43	79,643.43
Zhao Dong Jing	93,794.26	70,549.72
Zhao Fang Cai	11,553.36	7,433.80
Zhao Gen Tian	19,159.02	9,219.43
Zhao Yong Liang	72,093.75	72,093.75
Zheng Bao Hua	28,719.46	28,719.46
Zheng Guang Yan	109,835.90	103,823.77
Zheng Tuo	150,443.64	129,732.02
Zheng Yong Min	109,216.73	109,216.73
Zhong Chong Yu	(27,139.50)	(814.19)
Zhou Yong Bin	84,622.72	80,951.41
Zi Ti Hu	185,821.63	86,604.36
Zou Hui Bing	29,224.11	29,224.11
Zou Wei Qiang	29,545.38	10,161.41
Zou Wei Qiang	17,222.58	17,222.58

Total	$6,789,306.63	3,402,016.21

Allowance For Other Receivables		2,667,684.14

		$6,069,700.35

	A/R Balance
Customer	12/31/2007	Allowance

Cheng Shuankui	$91,900	$91,900
Chen Yunxia	70,012.90	70,012.90
Dong Chao	32,641.39	32,641.39
Fu Minhui	87,142.45	87,142.45
Hao Xigang	74,272.37	-
He Jiake	57,740.51	57,740.51
Jia Jin Ku	120,252.67	120,252.67
Jia Lihua	21,227.99	21,227.99
Li Zhao Yi	153,168.29	151,797.41
Liu Shao Ying	55,341.60	55,341.60
Li Xiaoqiing	94,461.49	94,461.49
Li Yankun	108,430.85	108,430.85
Lu Rui Ping	158,468.67	158,468.67
Ma Lanting	105,429.60	105,429.60
Qiao Jiang Feng	155,228.24	155,228.24
Qin Gengqian	114,222.77	114,222.77
Shan Xi Lv Feng Nong Ye Wu Zi You Xian Gong Si	23,122,456.91	22,469,918.03
Shi Xuexia	137,927.73	109,139.25
Song Uangwei	98,401.08	98,401.08
Sun Yuexiang	103,187.51	103,187.51
Wang Bo	78,346.07	78,346.07
Wei You Li	102,735.01	102,735.01
Wu Geng Wen	123,585.93	123,585.93
Xiong Qiaoming	45,727.07	45,727.07
Yan Jie	116,814.33	116,814.33
Yao Liang Hua	59,722.32	59,722.32
Zhang Hongxing	66,247.53	66,247.53
Zhang Jianhua	18,973.29	18,785.48
Zhang Kaolin	43,080.59	43,080.59
Zhao Yongliang	103,392.26	103,392.26
Zheng Yong Min	127,344.79	127,344.79
Zheng Tuo	102,193.76	102,193.76
Zhen Guangyan	115,662.65	115,662.65

Total	$26,065,740.63	25,308,582.21

Allowance for other receivables		139,106.97

		$25,447,689.18